PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date: F|DI: 438|28-8-08

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 1H 2008 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

08004723

George Angelopoulos
Chief Financial Officer

dlw 9/4

Enclosure
- Press Release of 1H 2008 results (IFRS)

PUBLIC POWER CORPORATION S.A.

PPC' s CONSOLIDATED 1H 2008 FINANCIAL RESULTS

ATHENS AUGUST 28, 2008

- Total Revenues amounted to € 2,765 m versus € 2,470 m in 1H 2007, an increase of € 294.5 m (11.9%).
- Notwithstanding the supply restrictions due to the March 2008 strike, electricity sales in 1H 2008 increased by 747 GWH (2.5%).
- In 1H 2008, hydro conditions did not improve compared to the very dry conditions of the corresponding period of the previous period.
- Lignite generation decreased by 1,149 GWH (-7.7%), mainly due to the strike, increased long term maintenance and delays in its execution, the take over of a plant by a group of local residents. It is estimated that the above factors resulted in a negative net effect of € 65m approximately, taking also into consideration improvements in plant availability and efficiency.
- Increased generation from natural gas and oil, as well as increased energy purchases from the System, the Network and from PPC imports, that substituted the reduced lignite generation and covered the increased demand, coupled with unprecedented price increases, resulted in an increase in the relevant expenditure by € 421.5 m.
- We have impacted 1H08 financial results by a provision of € 56.9 m for CO_2 emission rights, to cover the estimated deficit in 1H 2008, although we could recognize the expense when it is actually incurred (4Q08).
-
- In 1H 2008 51% of revenues was directly exposed to the fluctuation of international fuel and CO_2 prices, and was used to pay for liquid fuel, natural gas, energy purchases and CO_2 emission rights, marking a 13 percentage points increase over 1H 2007 figures.
- EBITDA amounted to € 222.2 m in 1H 2008, compared to € 456.4 m in 1H 2007, a decrease of € 234.2 m (-51.3%). EBITDA margin reached 8%, compared to 18.5% in 1H 2007. If the Company had not impacted H1 2008 financial results with the abovementioned provision to cover the estimated deficit of CO_2 emission rights, EBITDA would have been higher by € 56.9 m and would amount to € 279.1 m (EBITDA margin 10.1%)
- EBT for 1H 2008 amounted to losses of € 115 m, compared to profits of € 111.6 m in 1H 2007. If the Company had not impacted H1 2008 financial results with the CO_2 provision, losses would have been reduced by € 56.9 m and would equal € 58.1m
- Net income for 1H 2008 amounted to a loss of € 111.8 m, compared to net profits of € 99.4 m in 1H 2007.

More specifically,

REVENUES

Revenues from energy sales increased by € 269.7 m (11.7%), from € 2,302.4 m in 1H 2007 to €2,572.1 m in 1H 2008, as a result of an increase in the volume of sales by approximately 2.5% and of average tariff increases of a total of 10% in 2007.

OPERATING EXPENSES

Despite the decrease in payroll cost and in lignite expenditure, total operating expenses (excluding depreciation) increased by € 528.7 m (26.3%) from € 2,014 m in 1H 2007 to € 2,542.7 m in 1H 2008, due to the drastic increase in the expenditure to cover electricity demand and to the provision to cover the estimated deficit of CO_2 emission rights.
Increased generation from natural gas and oil, as well as increased energy purchases from the System, the Network and from PPC imports, that substituted the reduced lignite generation and covered the increased demand, coupled to the unprecedented increase in prices, resulted in an increase in the relevant expenditure by € 421.5 m.

The above increase, exceeded the increase in revenues from electricity sales (€ 270 m), while, the entire benefit in 1H 2008 from all 2007 tariff increases (€ 212 m) was fully offset by the incremental expenditure on fuel costs attributed to fuel price increases and energy purchases (€ 307 m).

More specifically:

- The increase in natural gas generation by 397 GWH (+7.4%) resulted in an increase of the relevant expenditure by € 96.8 m (32.2%), from € 300.6 m in 1H 2007 to € 397.4 m in 1H 2008.

- Expenditure for energy purchases, increased by € 168.2 m (57.4%), from € 293.2 m in 1H 2007 to € 461.4 m in 1H 2008, due to the increase of PPC imports by 786 GWH (+86.5%), to the purchase of larger quantities of electric energy from the System and the Network by 499 GWH (+15.5%), to the increase of the System Marginal Price and to the increased prices of PPC' s imports.

- The increase in liquid fuel generation by 195 GWH (5.3%) and the impact of the increase in liquid fuel prices, by approximately 46%, resulted in increased expenditure for liquid fuels by 49.7%, or by € 156.5 m, from € 314.8 m in 1H 2007 to € 471.3 m in 1H 2008.

PPC's lignite expenses (including payroll, excluding depreciation) decreased by € 22.8 m (-7.4%), from € 307.9 m in 1H 2007 to € 285.1 m in 1H 2008 while total expenditure for fossil fuels, including third party coal decreased by € 16.7 m, (-5.1%) from € 326.4 m in 1H 2007 to € 309.7 m in 1H 2008.

Payroll expenses (including lignite), decreased by € 18.8 m (- 2.7%), from € 697.1 m in 1H 2007, to € 678.3 m in 1H 2008. This decrease, is attributed to a payrolls reduction of 1,853 full time employees between June 30, 2007 and June 30, 2008 (a decrease which largely absorbed the impact of the carry over from the 2005-2007 collective labour agreement and of seniority salary adjustments), as well as to the decrease of payroll cost due to the strike of March 2008. 1H 2008 financial results include payroll increases that resulted from the new 2008-2009 collective labour agreement that was signed on July 2008,which envisages wage increases of 3.5% retroactive as of February 1, 2008, 3.5% as of September 1 2008, 3% as of February 1, 2009 and 3.5% as of September 1 2009.

Due to the retroactive effect to February 1, 2008, the impact of the new collective labour agreement in 1H 2008 financial results was € 18 m and was recorded in 2Q 08.

As stated above, 1H 2008 financial results have been impacted by a provision of € 56.9 m, to cover the estimated for the first semester of 2008 deficit in CO_2 emission rights.

Provisions increased by € 19.1 m, while in 1H 2007 there was a reversal of a provision amounting to € 25.2 m, reflecting a settlement of a receivable from LARCO, a nickel producing company.

Other operating expenses, including lignite and a new real estate levy of € 3 m, amounted to € 288.9 m in 1H 2008, from € 287.7 m in 1H 2007 an increase of € 1.2 m (0.4%).

Depreciation and amortisation expense in 1H 2008 amounted to € 254.2 m compared to € 287.4 m in 1H 2007 a reduction of € 33.2 m (-11.6%), which is attributed to the full depreciation of a series of distribution and generation fixed assets as of December 31, 2007.

Capital expenditure amounted to € 442.4 m compared to € 381.9 m in 1H 2007, an increase of € 60.5 m (15.8%).

FINANCIAL EXPENSES

Due to the significant increase of lending rates between June 30, 2007 and June 30, 2008, the increase in debt to € 4,090 m at the end of 1H 2008, from € 3,870 m at the end of 1H 2007 and the decrease in financial income that is attributed to the change in the fair values of outstanding derivatives as of June 30, 2008, total financial expenses increased to € 79.3 m in 1H 2008, from € 68.7 m in 1H 2007, an increase of 15.4%

PARTICIPATION IN ASSOCIATED COMPANIES

The share of loss in associated companies of € 3.7 m in 1H 2008, refers to PPC' s participation in LARCO, in which PPC holds a 28.6% stake (€ 3.5 m loss), in the associated companies of PPC RENEWABLES (€ 0.4 m profit) and to SENCAP SA. - PPC' s joint venture with Contour Global - (€ 0.6 m loss)

FULL TIME PAYROLLS

Full time payrolls, excluding personnel assigned to the Hellenic Transmission System Operator (HTSO) were reduced to 24,007 compared to 25,860 at the end of 1H 2007.

The financial information contained in this statement has been prepared according to International Accounting Standards.

Summary Financials (€ mil)

	1H 2008 Audited without a CO_2 provision	1H 2008 Audited with a CO_2 provision	1H 2007 Audited	Δ%		1H 2008 Audited without a CO_2 provision	1H 2008 Audited with a CO_2 provision	1H 2007 Audited	Δ%
	GROUP					COMPANY			
Total Revenues	2,764.9	2,764.9	2,470.4	11.9%		2,764.9	2,764.9	2,470.3	11.9%
EBITDA	279.1	222.2	456.4	-51.3%		277.1	220.2	452.4	-51.3%
EBITDA Margin	10.1%	8.0%	18.5%			10.0%	8.0%	18.3%	

Profit/(Loss) before Taxes & Fin.Expenses (EBIT)	24.9	(32.0)	169.0			24.9	(32.0)	167.3	
EBIT Margin	0.9%	----	6.8%			0.9%	-----	6.8%	
Net Income/(Loss)	(56.5)	(111.8)	99.4			19.3	(33.8)	93.7	
EPS/(Loss) (In euro)	(0.24)	(0.48)	0.43			0.08	(0.14)	0.39	
No of Shares (m.)	232	232	232			232	232	232	
Net Debt	4,001.4	4,001.4	3,764.2	6.3%		4,003.5	4,003.5	3,775.1	6.1%

Summary Profit & Loss (€ mil)

	1H 2008 Audited without a CO_2 provision	1H 2008 Audited with a CO_2 provision	1H 2007 Audited	Δ%	1H 2008 Audited without a CO_2 provision	1H 2008 Audited with a CO_2 provision	1H 2007 Audited	Δ%
	GROUP				COMPANY			
Total Revenues	2,764.9(1)	2,764.9(1)	2,470.4(1)	11.9%	2,764.9(1)	2,764.9(1)	2,470.3(1)	11.9%
- Revenues from energy sales	2,572.1	2,572.1	2,302.4	11.7%	2,572.1	2,572.1	2,302.4	11.7%
- Customers Refunds	-4.3	-4.3	-3.3	30.3%	-4.3	-4.3	-3.3	30.3%
- Revenues from TSO	167.8	167.8	139.0	20.7%	167.8	167.8	139.0	20.7%
- Other revenues	29.3	29.3	32.3	-9.3%	29.3	29.3	32.2	-9.0%
Total Operating Expenses (excl. depreciation)	2,485.8	2,542.7	2,014.0	26.3%	2,487.8	2,544.7	2,017.9	26.1%
Payroll Expenses excluding lignite	520.5	520.5	529.5	-1.7%	518.5	518.5	527.9	-1.8%
Lignite	309.7	309.7	326.4	-5.1%	309.7	309.7	326.4	-5.1%
-PPC Lignite	285.1	285.1	307.9	-7.4%	285.1	285.1	307.9	-7.4%
-Third party coal	24.6	24.6	18.5	33.0%	24.6	24.6	18.5	33.0%
Total other Fuel Expenses	868.7	868.7	615.4	41.2%	868.7	868.7	615.4	41.2%

- Liquid fuels	471.3	471.3	314.8	49.7%	471.3	471.3	314.8	49.7%
- Natural Gas	397.4	397.4	300.6	32.2%	397.4	397.4	300.6	32.2%
Energy Purchases	461.4	461.4	293.2	57.4%	468.1	468.1	299.9	56.1%
- Purchases From the System and the Network	326.1	326.1	227.1	43.6%	332.8	332.8	233.8	42.3%
-PPC Imports	135.3	135.3	66.1	104.7%	135.3	135.3	66.1	104.7%
Transmission System Usage	167.7	167.7	139.9	19.9%	167.7	167.7	139.9	19.9%
Provisions	20.0	20.0	0.9		20.0	20.0	0.9	
Settlement of PPC's claim to LARCO	-	-	-25.2		-	-	-25.2	
Provision for CO2 emission rights	-	56.9	-		-	56.9	-	
Other CO2 related expenses	0.8	0.8	5.0		0.8	0.8	5.0	
Taxes and Duties	10.9	10.9	6.0	81.7%	10.5	10.5	6.0	75.0%
Other operating expenses, (excluding lignite)	126.1	126.1	122.9	2.6%	123.8	123.8	121.7	1.7%
EBITDA	279.1	222.2	456.4	-51.3%	277.1	220.2	452.4	-51.3%
EBITDA Margin	10.1%	8.0%	18.5%		10.0%	8.0%	18.3%	
Depreciation and amortization	254.2	254.2	287.4	-11.6%	252.2	252.2	285.1	-11.5%
Profit/(Loss) before Taxes & Fin.Expenses (EBIT)	24.9	(32.0)	169.0		24.9	(32.0)	167.3	
EBIT Margin	0.9%	-----	6.8%		0.9%	----	6.8%	

Financial Expenses	79.3	79.3	68.7	15.4%	4.2[2]	4.2[2]	68.8	-93.9%
- Net Financial Expenses	82.6	82.6	71.4	15.7%	7.5[2]	7.5[2]	71.5	-89.5%
- Foreign Currency Gains / (Losses)	3.3	3.3	2.7	22.2%	3.3	3.3	2.7	22.2%
Share of Profits (Loss) in associated companies	(3.7)	(3.7)	11.3		-	-	-	
Pre-tax Profits/(Losses)	(58.1)	(115.0)	111.6		20.7	(36.2)	98.5	
Profit/(Loss) after tax from continuing operations	(56.5)	(111.8)	99.4		19.3	(33.8)	89.5	
Profit after tax of disposal group	-	-	-		-	-	4.2	
Net Income/(Loss)	(56.5)	(111.8)	99.4		19.3	(33.8)	93.7	
EPS/(Loss) (in Euro)	(0.24)	(0.48)	0.43		0.08	(0.15)	0.39	

Summary Balance Sheet & Capex (€ m)

	1H 2008 Audited without a CO_2 provision	1H 2008 Audited with a CO_2 provision	1H 2007 Audited	Δ%		1H 2008 Audited without a CO_2 provision	1H 2008 Audited with a CO_2 provision	1H 2007 Audited	Δ%
	GROUP					COMPANY			
Total Assets	13,805.8	13,805.8	13,131.9	5.1%		13,815.5	13,815.5	13,209.8	4.6%
Net Debt	4,001.4	4,001.4	3,764.2	6.3%		4,003.5	4,003.5	3,775.1	6.1%
Total Equity	5,175.6	5,120.3	5,151.5	-0.6%		5,179.9	5,126.8	5,225.7	-1.9%
Capital expenditure	442.4	442.4	381.9	15.8%		439.7	439.7	381.9	15.1%

(1) In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31, 2008.

Specifically, a 5% total electricity bill reimbursement is provided to customers with a annual consumption of up to 12,000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period.

Consequently, based on the initial series of relevant data, a provisional estimate of € 4.3 m, has impacted revenues for 1H 2008, while the corresponding figure for 1H 2007 was € 3.3 m

(2) In December 2007, the sale of PPC's share in Tellas S.A., the telecommunications company, was completed. This transaction resulted in a profit of € 165 m, which was charged in 2007 Group's results. During 1H 2008 PPC Telecommunications S.A. distributed as dividend an amount of approximately € 77 m which is presented in the Parent Company's results.

Dr. Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

" 2008 began with quite positive prospects. The awarded tariffs increase by 10% in 2007 and 7% in July 2008, although more than half of the increases_ in question is earmarked to cover Public Service Obligations, is the highest increase awarded to PPC in recent times and a good starting point for financing our ambitious investment plans. Unfortunately, 2008 has not turned out that way due to the simultaneous occurrence of a number of significant internal and external negative factors. The impact from the unprecedented fuel and energy price increases that affected directly approximately 50% of PPC sales was compounded by the considerable reduction of our lignite generation due to delays in the completion of the maintenance schedule, the eighteen-day labor strike, and St. Demetrios plant twenty day unavailability because of the take over by a group of local residents, resulted in a loss making first half.

Bottom line results for the whole year are estimated to be approximately at the level of 1H08.

I would like also to emphasize the necessity to undertake internally drastic restructuring steps and efficiency improvements in order to streamline our company's expenses and secure the required cash flows to finance our investment plans. More on this will be presented in the Fall, with the announcement of our Business Plan."

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel: +30 210 5225346.

The financial data and relevant information on the Financial Statements for 1H 2008, shall be published in the Press, on August 30, 2008.

The financial data and relevant information on the Financial Statements for 1H 2008, as well as analytical Financial Statements for 1H 2008, on a standalone and on a consolidated basis shall be uploaded to the Company's web site (www.dei.gr) on August 29, 2008 after the closing of the Athens Stock Exchange.

END